                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                    For the quarter ended September 30, 2002

                      Sparkling Spring Water Group Limited

           19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                          Form 20-F X   Form 40-F
                                   ---           ---


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]


                               Yes     No X
                                  ---    ---

                      Sparkling Spring Water Group Limited

                         Quarterly Report on Form 6 - K
                    For The Quarter Ended September 30, 2002



                                      INDEX

                                                                                              Page
                                                                                              ----
Part I   Financial Information

Item 1.  Financial Statements


         Consolidated Balance Sheets as of September 30, 2002
         and December 31, 2001...............................................................   1

         Consolidated Statements of Operations for the three and nine month
         periods ended September 30, 2002 and 2001...........................................   2

         Consolidated Statements of Cash Flows for the nine months
         ended September 30, 2002 and 2001...................................................   3

         Notes to Consolidated Financial Statements .........................................   4

Item 2   Management's Discussion And Analysis Of
         Financial Condition And Results Of Operations.......................................   9

Item 3.  Quantitative and Qualitative Disclosures About Market Risk..........................  16

Part II  Other Information

Item 1.  Legal Proceedings...................................................................  16
Item 2.  Changes in Securities and Use of Proceeds...........................................  16
Item 3.  Defaults Upon Senior Securities.....................................................  16
Item 4.  Submission of Matters to a Vote of Security Holders.................................  16
Item 5.  Other Information...................................................................  16
Item 6.  Exhibits and Reports on Form 6-K....................................................  16

Part I   Financial Information

Item 1.  Financial Statements


                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS

                                                 SEPTEMBER 30,     DECEMBER 31,
(in thousands of U.S. dollars)                       2002              2001
------------------------------                   -------------     ------------
                                                  (Unaudited)
ASSETS

Current
Cash and cash equivalents                         $      20         $     287
Accounts receivable                                  13,927            11,639
Inventories [note 5]                                  1,693             1,508
Prepaid expenses                                      2,130             1,964
                                                  ---------         ---------
              Total current assets                   17,770            15,398

Fixed assets                                         42,547            41,266
Goodwill                                             46,049            44,987
Deferred charges                                      1,976             2,335
Other assets                                             96             1,872
                                                  ---------         ---------
              Total assets                        $ 108,438         $ 105,858
                                                  =========         =========
LIABILITIES AND SHAREHOLDER'S DEFICIENCY

Current
Accounts payable and accrued liabilities          $  11,576         $   8,419
Income tax payable                                      939               377
Customer deposits                                     7,402             6,684
Unearned revenue                                      3,628             3,772
Bank operating facility [note 7]                      7,360              --
Current portion of long-term debt                     1,490             5,723
                                                  ---------         ---------
              Total current liabilities              32,395            24,975
                                                  ---------         ---------
Obligations under capital leases and other debt       2,546             2,858
Obligations under non-compete agreements                 88               126
Senior bank debt [note 7]                            15,932            27,617
Subordinated notes payable                           81,105            81,105
Due to parent company [note 8]                        3,681              --
                                                  ---------         ---------
              Total long-term liabilities           103,352           111,706
                                                  ---------         ---------
Shareholder's deficiency
Capital stock
Issued and outstanding:
Class D common shares - 1,383,328                     6,240             5,517
Class E common shares - 5,860                           178               157
                                                  ---------         ---------
                                                      6,418             5,674
Additional paid-in capital                            1,809             1,809
Cumulative translation adjustment                    (5,620)           (6,425)
Deficit                                             (29,916)          (31,881)
                                                  ---------         ---------
              Total shareholder's deficiency        (27,309)          (30,823)
                                                  ---------         ---------
              Total liabilities and
               shareholder's deficiency           $ 108,438         $ 105,858
                                                  =========         =========


                             See accompanying notes

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                            THREE MONTHS     THREE MONTHS      NINE MONTHS      NINE MONTHS
                                                                ENDED            ENDED            ENDED            ENDED
(in thousands of U.S. dollars)                              SEPT 30, 2002    SEPT 30, 2001    SEPT 30, 2002    SEPT 30, 2001
------------------------------                              -------------    -------------    -------------    -------------
Revenue:
   Water                                                         $ 15,059         $ 14,240         $ 40,360         $ 38,595
   Rental                                                           4,076            4,461           11,988           12,295
   Other                                                            2,436            2,361            6,851            6,782
                                                                 --------         --------         --------         --------
   Total revenue                                                   21,571           21,062           59,199           57,672
                                                                 --------         --------         --------         --------
Cost of sales:
   Water                                                            2,691            2,480            7,160            7,201
   Other                                                              851              824            2,325            2,326
                                                                 --------         --------         --------         --------
   Total cost of sales                                              3,542            3,304            9,485            9,527
                                                                 --------         --------         --------         --------
Gross profit                                                       18,029           17,758           49,714           48,145

Expenses:
   Selling, delivery and administrative                            10,871           11,173           30,196           31,292
   Integration and related expenses [note 9]                           80            1,037               80            1,337
   Depreciation                                                     2,653            2,679            7,700            7,589
   Amortization                                                         8              477               24            1,381
                                                                 --------         --------         --------         --------
Operating profit                                                    4,417            2,392           11,714            6,546
Interest and related expenses                                       3,060            3,144            8,841            9,282
                                                                 --------         --------         --------         --------
Income (loss) before income taxes and extraordinary item            1,357             (752)           2,873           (2,736)
Provision for income taxes                                            409               --              908              475
                                                                 --------         --------         --------         --------
Net income (loss) before extraordinary item                           948             (752)           1,965           (3,211)
Extraordinary item [note 10]                                           --               --               --              480
                                                                 --------         --------         --------         --------
Net income (loss)                                                     948             (752)           1,965           (2,731)

Other comprehensive income (loss):
   Foreign currency translation adjustment                           (752)             122              805           (1,118)
                                                                 --------         --------         --------         --------
Comprehensive income (loss)                                      $    196         $   (630)        $  2,770         $ (3,849)
                                                                 ========         ========         ========         ========
Basic income (loss) per share before extraordinary item          $   0.68         $  (0.54)        $   1.41         $  (2.31)
                                                                 ========         ========         ========         ========
Diluted income (loss) per share before extraordinary item        $   0.68         $  (0.54)        $   1.41         $  (2.31)
                                                                 ========         ========         ========         ========
Basic income (loss) per share                                    $   0.68         $  (0.54)        $   1.41         $  (1.96)
                                                                 ========         ========         ========         ========
Diluted income (loss) per share                                  $   0.68         $  (0.54)        $   1.41         $  (1.96)
                                                                 ========         ========         ========         ========


                             See accompanying notes

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                NINE              NINE
                                                            MONTHS ENDED      MONTHS ENDED
(in thousands of U.S. dollars)                              SEPT 30, 2002     SEPT 30, 2001
------------------------------                              -------------     -------------
OPERATING ACTIVITIES
Net income (loss)                                              $  1,965         $ (2,731)
Items not requiring cash
    Depreciation                                                  7,700            7,589
    Amortization                                                     24            1,381
    Deferred taxes                                                   --             (139)
    Extraordinary item                                               --             (480)
    Amortization of deferred financing costs                        298              342
                                                               --------         --------
                                                                  9,987            5,962
Net change in non-cash working capital balances                   1,642            2,676
                                                               --------         --------
Cash provided by operating activities                            11,629            8,638
                                                               --------         --------
INVESTING ACTIVITIES
Purchase of fixed assets, net                                    (7,802)          (8,335)
Acquisitions [note 6]                                                --           (5,071)
                                                               --------         --------
Cash used in investing activities                                (7,802)         (13,406)
                                                               --------         --------
FINANCING ACTIVITIES
Increase in long-term debt                                           --            4,813
Repayment of long-term debt                                      (9,589)            (962)
Increase in other liabilities                                        --              412
Advances from parent                                              3,681               --
Decrease in deferred charges and other assets                     1,776              154
                                                               --------         --------
Cash (used in) provided by financing activities                  (4,132)           4,417
                                                               --------         --------
Effect of foreign currency translation on cash                       38             (205)
Decrease in cash and cash equivalents during the period            (267)            (556)
Cash and cash equivalents, beginning of period                      287              556
                                                               --------         --------
Cash and cash equivalents, end of period                       $     20         $     --
                                                               ========         ========
SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid                                                  $  6,283         $  6,562
                                                               ========         ========
Income taxes paid                                              $    345         $    975
                                                               ========         ========


                             See accompanying notes

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE months ENDED SEPTEMBER 30, 2002
                                   (Unaudited)

1.   Basis of Presentation

     Sparkling Spring Water Group Limited ("Sparkling Spring" or the "Company") is incorporated under the laws of the Province of Nova Scotia, Canada and provides bottled water to home and office markets in Western Canada, the Maritime Provinces of Canada, England, Scotland and the Pacific Northwestern United States.

     The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U.S. entities which are considered to be self-sustaining are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment."

     The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

     The accompanying consolidated financial statements should be read in conjunction with the audited Financial Statements for the year ended December 31, 2001 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   Seasonal Nature of Business

     Operating results for the nine-month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002 due to the seasonal nature of the business. Bottled water sales decreased during the cold weather months of the first and fourth quarters, and increased during the warm weather months of the second and third quarters, while administrative and other overhead costs, including depreciation, amortization and interest expense, remain relatively stable during the entire year. Water cooler rentals are typically paid monthly and partially mitigate the seasonal effect of water sales.


3.   Earnings Per Share

     The weighted average number of shares used to calculate basic and diluted income (loss) per share is 1,389,188 for the three and nine months ended September 30, 2002 and 2001. The Company has no outstanding warrants or options.


4.   Changes in Accounting Principles

     Commencing in the fourth quarter of 2001, amounts received in advance for water cooler rental leases have been deferred and recognized as revenue over the period of the lease. In prior periods, the Company recorded revenue from water cooler rentals when billed. The new method of accounting for water cooler leases was adopted to more appropriately match the revenues earned from water cooler leases to the periods to which the leases relate.

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The Company adopted the new rules as of January 1, 2002. As a result, the Company no longer amortizes goodwill. The Company has evaluated the provisions of the new rules related to impairment testing and has confirmed that as of December 31, 2001, such tests do not result in any material effect on its results of operations or financial position.

     The following unaudited pro forma information presents a summary of the net loss and basic and diluted income (loss) per share as if the Company had changed its method of accounting for water cooler rental leases and adopted SFAS No. 142 on January 1, 2001.


                                                        THREE MONTHS    THREE MONTHS   NINE MONTHS     NINE MONTHS
                                                           ENDED           ENDED         ENDED           ENDED
(thousands of dollars except per share amounts)        SEPT 30, 2002   SEPT 30, 2001  SEPT 30, 2002  SEPT 30, 2001
-----------------------------------------------        -------------   -------------  -------------  -------------
Net income (loss) as reported                             $   948        $  (752)       $   1,965      $  (2,731)
Add back: Goodwill amortization                                --            315               --            991
Add back: Impact of change in accounting
          principle for water cooler rental leases             --           (395)              --           (424)
                                                          -------        -------        ---------      ---------
Adjusted net income (loss)                                $   948        $  (832)       $   1,965      $  (2,164)
                                                          =======        =======        =========      =========
Basic and diluted income (loss)
   per share as reported                                  $  0.68        $ (0.54)       $    1.41      $   (1.96)

Add back: Goodwill amortization                                --           0.23               --           0.71

Add back: Impact of change in accounting
          principle for water cooler rental leases             --          (0.29)              --          (0.31)
                                                          -------        -------        ---------      ---------
Adjusted basic and diluted income (loss)
   per share                                              $  0.68        $ (0.60)       $    1.41      $   (1.56)
                                                          =======        =======        =========      =========



5.   Inventories

     Inventories consist of the following (thousands of dollars):

                                                   SEPTEMBER 30, 2002         DECEMBER 31, 2001
                                                   ------------------         -----------------
                                                       (unaudited)
     Packaging materials                                 $  388                     $  268
     Coolers not yet in service                             391                        318
     Goods for resale                                       519                        554
     Cooler parts                                           292                        262
     Other                                                  103                        106
                                                         ------                     ------

                                                         $1,693                     $1,508
                                                         ======                     ======

6.   Acquisitions


     On May 15, 2001, Sparkling Spring Water Holdings Limited, the Company's parent ("Holdings"), acquired all of the outstanding shares of Pure Water Corporation, located in Seattle, Washington, and Polaris Water Company ("Polaris"), located in Vancouver, Canada. The Company and Holdings have entered into a Customer Service Agreement whereby the Company manages the approximate 20,000 home and office bottled water customer locations in Vancouver acquired through the Polaris acquisition and Holdings manages the approximate 14,000 bottled water customer locations of the Company in the Seattle, Washington market.

     On May 31, 2001, the Company purchased and integrated the home and office bottled water assets of CC Beverage (US) Corporation (CC Beverage) for approximately $5.1 million. CC Beverage operates primarily in the north Washington State, United States market.

     In November 2001, the Company purchased and integrated the assets of the home and office bottled water division of Canada's Choice and integrated the home and office customers of Polaris Water Company ("Polaris") into its Western Canadian operations for approximately $1.3 million.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company as if the acquisitions of the home and office assets of CC Beverage and Canada's Choice had occurred at January 1, 2001. In addition, the pro forma information reflects the impact of the Customer Service Agreement with Holdings, whereby effective July 1, 2001, the home and office customers of Polaris (a subsidiary of Holdings) are managed by the Company and the home and office customers of the Company's Cullyspring Water Co., Inc. subsidiary are managed by Holdings.


                                                        THREE MONTHS    THREE MONTHS   NINE MONTHS     NINE MONTHS
                                                           ENDED           ENDED         ENDED           ENDED
(thousands of dollars except per share amounts)        SEPT 30, 2002   SEPT 30, 2001  SEPT 30, 2002  SEPT 30, 2001
-----------------------------------------------        -------------   -------------  -------------  -------------
     Total revenue                                        $21,571         $21,062         $59,199       $58,639
     Net income (loss)                                        948            (752)          1,965        (2,891)
     Extraordinary item                                        --              --              --           480
     Basic income (loss) per share                           0.68           (0.54)           1.41         (2.08)


7.   Senior Bank Debt

     The Company has available a $35.5 million ($32.5 million at October 31, 2002) multi-currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, an $8.5 million acquisition line maturing April 30, 2006 (the "Acquisition Facility") and a $12 million ($9 million at October 31, 2002) term loan maturing October 31, 2005 (the "Term Loan Facility"), which the Company used to repurchase certain of the Company's outstanding 11.5% Senior Subordinated Notes due 2007 (the "Notes"). The Acquisition Facility will be reduced by $1.5 million on April 30, 2003 and varying amounts annually through April 30, 2006. The Term Loan Facility was reduced by $3.0 million on October 31, 2002 and will be required to repay the facility by varying amounts annually to October 31, 2005. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company and its subsidiaries. Sparkling Spring's obligations under the facility rank senior to the payment of the Notes. As at September 30, 2002, the Company has approximately $2.6 million in letters of credit outstanding under the Operating Line Facility which are pledged as collateral for outstanding bank operating lines in the U.K. and U.S.

8.   Due to Parent Company

     Holdings, the Company's parent, has advanced the Company approximately $3.7 million for general working capital purposes. The amount due to Holdings is unsecured, without specified terms of repayment and bears interest at the prime rate as published in the Wall Street Journal.

9.   Integration and Related Expenses

     As a result of the 2001 acquisitions by the Company and Holdings and the integration of Polaris' customers in the Company's operations pursuant to the Customer Service Agreement referred to in Note 6, the Company shut down its Seattle production facility. For the nine months ended September 30, 2001, the Company accrued $0.6 million to cover shutdown costs of the facility and integration costs associated with merging the Polaris' Vancouver customer locations into the Company's existing operations.

     Also in the nine months ended September 30, 2001, the Company accrued costs of approximately $0.5 million to cover shutdown costs of its vacated premises in Dumfries, Broxburn and Glasgow, Scotland and consolidation of its administrative operations in England and Scotland to one facility in Scotland. In addition, the Company had non-recurring costs of $0.2 million in the nine months ended September 30, 2001 to integrate the acquisition of the home and office bottled water assets of CC Beverage (US) Corporation (CC Beverage) into the Company's existing operations. The costs incurred related to training, conversion of computer systems, closing costs and other business integration costs.

     In the nine months ended September 30, 2002, the Company accrued $80,000 in restructuring costs to consolidate its corporate operations into its Vancouver, Canada office.

10.  Extraordinary Item

     In February 2001, Holdings paid approximately $1.8 million plus accrued interest to repurchase $2.495 million face value of Sparkling Spring's outstanding 11.5% Senior Subordinated Notes due 2007. In May 2001, the Notes were contributed to Sparkling Spring as additional paid-in capital and the Notes were retired. A gain of $480,000 related to the repurchase and retirement of the Notes was recorded net of applicable income taxes of $139,000 and costs of $67,000 representing a write-off of a proportionate amount of deferred charges incurred in connection with the issuance of the Notes in November 1997.


11.  Summary of Geographic Business Operations

     The primary focus of the Company is the sale of bottled water and the rental of related water coolers, and as a result it has only one reportable segment.

     Unaudited geographic information is summarized as follows:


                                                        THREE MONTHS    THREE MONTHS   NINE MONTHS     NINE MONTHS
                                                           ENDED           ENDED         ENDED           ENDED
(thousands of dollars)                                 SEPT 30, 2002   SEPT 30, 2001  SEPT 30, 2002  SEPT 30, 2001
----------------------                                 -------------   -------------  -------------  -------------
Revenue:
Canada                                                    $10,140         $10,377        $28,727         $26,580
United Kingdom                                              7,921           6,956         20,737          19,109
United States                                               3,510           3,729          9,735          11,983
                                                          -------         -------        -------         -------
                                                          $21,571         $21,062        $59,199         $57,672
                                                          =======         =======        =======         =======
Net income before depreciation, amortization,
  interest, income taxes and extraordinary item:
Canada                                                     $2,799         $ 2,962        $ 8,866          $7,613
United Kingdom                                              3,459           2,158          8,382           5,814
United States                                               1,091             762          3,227           3,061
Unallocated corporate overhead                               (271)           (334)        (1,037)           (972)
                                                          -------         -------        -------         -------
                                                           $7,078         $ 5,548        $19,438         $15,516
                                                          =======         =======        =======         =======
Average Exchange Rates:
Canadian Dollar                                           $0.6396         $0.6468        $0.6367         $0.6502
U.K. Pounds Sterling                                      $1.5499         $1.4386        $1.4793         $1.4393


12.  Comparative Figures

     Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

13.  Subsequent Event

     On November 12, 2002, Holdings, the Company's parent, announced that it had entered into a definitive agreement for the sale of all of its outstanding stock to Groupe Danone. The sale, which is subject to customary conditions, is expected to close shortly after receipt of regulatory approvals.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements.

     Unless otherwise indicated, all references to "we," "our," "us" and similar words or phrases or "Sparkling Spring" or the "Company" refer collectively to Sparkling Spring Water Group Limited and its subsidiaries.

OVERVIEW

     We are a leading provider of bottled water delivered directly to residential and commercial customers in the United States, Canada and the United Kingdom. Our primary focus is on the bottling and delivery of high-quality drinking water in three- and five-gallon bottles to homes and offices, and the rental of water coolers. We also engage in other bottled water-related activities, including the sale of water in small-sized (i.e., 2.5 gallon or smaller) containers, cups, coffee, water filtration devices, water through vending machines and cooler sanitization and maintenance services. Our water cooler rental and customer location base was 218,000 as at September 30, 2002, compared to 208,000 as at September 30, 2001.

     We recognize revenue from the sale of bottled water and other products and services when we deliver the products or perform the services. Prior to 2001, we recognized revenue from water cooler rentals when we billed our customer. When we entered into a one-year water cooler rental lease with a customer, we billed the customer for the entire year and recognized the entire amount as revenue at that time. In 2001, we began recognizing those amounts as revenue over the period of the lease. We adopted the new method of accounting to more appropriately match revenues earned from water cooler leases to the periods to which the leases relate.

     Our cost of sales primarily consists of the cost of materials, including:

     o    water, labels and caps;

     o variable overhead, such as routine equipment maintenance, energy costs at the bottling facilities, pallets and laboratory testing;

     o    direct production labor; and

     o    production management.

     Our gross margins may vary depending upon the level of sales of bottled water to homes and offices compared to the level of sales of smaller, retail-sized containers of bottled water to retail stores. In 2000 and 2001, the average product margin (excluding the allocation of production overhead) we realized on sales of bottled water in small-sized containers to retail stores was approximately 34% and 40%, compared to approximately 94% and 94% for bottled water delivered to homes and offices. While we do not focus our sales effort on sales of small-sized containers of bottled water to retail stores, home and office delivery businesses that we acquire may have a larger percentage of this type of business than we do, thus impacting our gross margins when we combine our businesses.

     Our selling, delivery and administrative expenses, which typically are approximately 50% of our revenue, primarily consist of:

     o    administrative overhead;

     o the cost to deliver bottled water to homes and offices, including the cost of delivery drivers, maintenance of delivery trucks and gasoline; and

     o selling expenses, which include the cost of our call centers and sales staff.

     Of our total selling, delivery and administrative expenses in 2000 and 2001, administrative expenses were approximately 40% and 41% of the total, delivery expenses were approximately 42% and 43%, and selling expenses were approximately 18% and 16%. Selling, delivery and administrative expenses as a percentage of revenue are affected by, among other factors, the proportion of our revenue that represents sales of small-sized water bottles to retail stores, which sales have relatively lower associated delivery and administrative expenses than our home and office delivery sales.

     We define "adjusted EBITDA" to mean operating profit plus depreciation, amortization and integration and related expenses. Integration and related expenses represent non-recurring costs incurred in integrating acquired businesses into our existing business or consolidating existing operations. Our adjustments to more typical measures of EBITDA are intended to facilitate a better understanding of our operating results net of the effect of nonrecurring or nonoperating items, such as extraordinary gains or losses, changes in accounting principles and integration expenses. Neither EBITDA nor adjusted EBITDA is required by generally accepted accounting principles in the United States. Because EBITDA is not calculated in the same manner by all companies, our presentation may not be comparable to other similarly-titled measures reported by other companies.

     Our interest and related expenses include interest we pay on our senior credit facility and senior subordinated notes, as well as payments we make under capital lease obligations and non-competition agreements and amortization of financial costs.

     We transact business in currencies other than the U.S. dollar, but report in U.S. dollars. In 2001, approximately 47% of our revenue was generated in Canadian dollars, 33% in British pounds sterling, and 20% in U.S. dollars. Accordingly, movements in foreign currency exchange rates can affect our results.

     Bottled water sales are subject to seasonal variations, with decreased sales during the cold weather months of the first and fourth quarters and increased sales during the warm weather months of the second and third quarters, while administrative and other overhead costs, including depreciation, amortization and interest expense, remain relatively stable during the entire year. Water cooler rentals are typically paid monthly and partially mitigate the seasonal effect of water sales.

     We have grown significantly in recent years through both internal growth and acquisitions. To expand our geographic presence and enhance profitability in our existing markets, we have acquired 22 businesses since April 1993. We have accounted for our acquisitions using the purchase method of accounting, and included the results of the acquired companies in our results from the date of the acquisition. We incur integration and related expenses in connection with integrating acquired businesses into our existing business. These expenses are non-recurring costs incurred to reduce and relocate staff, convert the acquired businesses' computer systems, close acquired facilities and blend new customers into our existing routes. Prior to 2002, we amortized the goodwill associated with our acquisitions in accordance with generally accepted accounting principles. Effective January 1, 2002, we ceased amortization of that goodwill in accordance with changes to those accounting principles and instead we will write-down goodwill if and when we determine that the goodwill has been impaired, as provided by recently established accounting guidelines. See "-- Recently Issued Accounting Standards" and Note 4 to our financial statements included in this Form 6-K. In addition, prior to 2001 we amortized the cost of non-competition agreements that we obtained in connection with our acquisitions. In 2001, we wrote-off all of the unamortized portion of our existing non-competition agreements after we determined that those agreements no longer had value.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain of our statement of operations and other data as a percentage of revenue.



                                                        THREE MONTHS    THREE MONTHS   NINE MONTHS     NINE MONTHS
                                                           ENDED           ENDED         ENDED           ENDED
                                                       SEPT 30, 2002   SEPT 30, 2001  SEPT 30, 2002  SEPT 30, 2001
                                                       -------------   -------------  -------------  -------------
Revenue                                                     100%            100%           100%           100%
Cost of sales                                               16.4            15.7           16.0           16.5
                                                            ----            ----           ----           ----
Gross profit                                                83.6            84.3           84.0           83.5
Selling, delivery and administrative                        50.4            53.0           51.0           54.3
                                                            ----            ----           ----           ----
Adjusted EBITDA                                             33.2            31.3           33.0           29.2
Integration and related expenses                             0.4             4.9            0.1            2.3
Depreciation and amortization                               12.3            15.0           13.0           15.5
                                                            ----            ----           ----           ----
Operating profit                                            20.5            11.4           19.8           11.4
Interest and related expenses                               14.2            14.9           14.9           16.1
                                                            ----            ----           ----           ----
Income (loss) before income taxes
  and extraordinary item                                     6.3            (3.5)           4.9           (4.7)
Provision for income taxes                                   1.9              --            1.6            0.8
                                                            ----              --            ---           ----
Net income (loss) before extraordinary item                  4.4            (3.5)           3.3           (5.5)
Extraordinary item                                            --              --             --            0.8
                                                            ----              --            ---           ----
Net income (loss)                                            4.4            (3.5)           3.3           (4.7)
                                                            ====            ====           ====           ====

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2001

     REVENUE. Revenue increased $0.5 million, or 2.4%, to $21.6 million in the third quarter of 2002 compared to $21.1 million in the same period in 2001. The increase was the result of a 10.7% increase in revenue due to the effect of our acquisitions completed in 2001 and from internal growth from increased volume in our existing home and office delivery business. Growth in revenue from these factors was offset by a decrease in sales of water in small-sized containers, which fell 52.8% during the 2002 period. The decrease in small-sized container sales was due to the sale of the Washington State small-sized container bottling operations to our parent company's Seattle operations in May 2001 and a decline in small-sized container sales in our Canadian operations.

     COST OF SALES. Cost of sales increased $0.2 million, or 7.2%, to $3.5 million in the third quarter of 2002 compared to $3.3 million in the third quarter of 2001. Cost of sales as a percentage of revenue increased from 15.7% in the third quarter of 2001 to 16.4% in the third quarter of 2002. The increase is due to an increased proportion of lower margin retail five-gallon water sales in our product mix in the third quarter of 2002.

     SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES. Selling, delivery and administrative expenses decreased $0.3 million, or 2.7%, to $10.9 million in the third quarter of 2002 compared to $11.2 million for the same period in 2001. Selling, delivery and administrative expenses as a percentage of revenue decreased to 50.4% in the third quarter of 2002 from 53.0% in the third quarter of 2001. The decrease is attributable to efficiencies achieved from the integration of the acquisitions completed in 2001 and the absorption of some corporate expenses by our parent company.

     ADJUSTED EBITDA. Adjusted EBITDA increased by $0.6 million, or 8.7%, to $7.2 million in the third quarter of 2002 from $6.6 million in the third quarter of 2001, as a result of increased revenue combined with the decrease in selling, delivery and administrative expenses. As a percentage of revenue, adjusted EBITDA increased to 33.2% in the third quarter of 2002 from 31.3% in the third quarter of 2001.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense decreased $0.5 million, or 15.7%, to $2.7 million in the third quarter of 2002 from $3.2 million in the same period for 2001. The decrease is due primarily to the implementation in 2002 of recent accounting standards which resulted in the elimination of amortization of goodwill, largely offset by the impact on depreciation of significant increases in fixed assets as a result of the acquisitions we consummated in 2000 and 2001 and our capital expenditure program.

     INTEREST AND RELATED EXPENSES. Interest and related expenses decreased by $84,000, or 2.7%, to $3.1 million in the third quarter of 2002. The decrease was the result of lower average interest rates on our variable rate debt in 2002.

     NET INCOME. Net income was $0.9 million for the quarter ended September 30, 2002 compared to a loss of $0.8 million for the same period in 2001. The increase in net income of $1.7 million is due principally to the increased adjusted EBITDA and reduction in the amortization of goodwill in 2002.

NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2001

     REVENUE. Revenue increased $1.5 million, or 2.6%, to $59.2 million in the nine months ended September 30, 2002 compared to $57.7 million in the same period in 2001. The increase was the result of a 9.6% increase in revenue due to the effect of our acquisitions completed in 2001 and due to internal growth from increased volume in our existing home and office delivery business. Growth in revenue from these factors was largely offset by a decrease in sales of water in small-sized containers, which fell 54.5%. The decrease in small-sized container sales was due to the sale of the Washington State small-sized container bottling operations to our parent company's Seattle operations in May 2001 and a decline in small-sized container sales in our Canadian operations.

     COST OF SALES. Cost of sales for the nine months ended September 30, 2002 remained constant at $9.5 million compared to 2001. Cost of sales as a percentage of revenue decreased from 16.5% in 2001 to 16.0% in 2002 due to an increase in the percentage of revenues derived from higher margin sales of home and office water and cooler rental revenue and a decrease in lower margin sales of water in small-sized containers.

     SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES. Selling, delivery and administrative expenses decreased $1.1 million, or 3.5%, to $30.2 million for the nine months ended September 30, 2002 compared to $31.3 million for the same period in 2001. Selling, delivery and administrative expenses as a percentage of revenue decreased to 51.0% in the nine months ended September 2002 from 54.3% in the nine months ended September 2001. The decrease is attributable to efficiencies achieved from the integration of the acquisitions completed in 2001 and the absorption of some corporate expenses by our parent company.

     ADJUSTED EBITDA. Adjusted EBITDA increased by $2.6 million, or 15.8%, to $19.5 million in the nine months ended September 30, 2002 from $16.9 million in the nine months ended September 30, 2001, as a result of increased revenue combined with decreases in cost of sales and selling, delivery and administrative expenses as a percentage of revenue. As a percentage of revenue, adjusted EBITDA increased to 33.0% in the nine months ended September 30, 2002 from 29.2% for the same period in 2001.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense decreased $1.3 million, or 13.9%, to $7.7 million in the nine months ended September 30, 2002, from $9.0 million in the nine months ended September 30, 2001. The decrease is due primarily to the implementation in 2002 of recent accounting standards which resulted in the elimination of amortization of goodwill, largely offset by the impact on depreciation of significant increases in fixed assets as a result of the acquisitions we consummated in 2000 and 2001 and our capital expenditure program.

     INTEREST AND RELATED EXPENSES. Interest and related expenses decreased $0.5 million, or 4.8%, to $8.8 million in the nine months ended September 30, 2002 from $9.3 million in the nine months ended September 30, 2001. The decrease was the result of lower average interest rates on our variable rate debt and repurchases of our senior subordinated notes in 2001.

     NET INCOME. Net income was $2.0 million for the nine months ended September 30, 2002 compared to a loss of $2.7 million for the same period in 2001. The increase in net income of $4.7 million was due principally to the increased adjusted EBITDA, a reduction in the amortization of goodwill in 2002, and a decrease in interest and related expenses.


LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have funded our capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities, the issuance of senior subordinated notes and the sale of capital stock. We have used these sources of funds for operations, and to make acquisitions, fund capital expenditures and service debt.

     Net cash provided by operating activities was $11.6 million for the nine months ended September 30, 2002 and $8.6 million for the nine months ended September 30, 2001. The increase is due primarily to the increase in net income of $4.7 million.

     Net cash used in investing activities was $7.8 million for the nine months ended September 30, 2002 and $13.4 million in for the same period in 2001. The amount for 2001 includes $5.1 million related to the acquisition of the assets of the home and office division of CC Beverage (US) Corporation in May 2001. There were no acquisitions in the first nine months of 2002. We made net capital expenditures of $7.8 million in the nine months ended September 30, 2002 and $8.3 million in the nine months ended September 30, 2001. The capital expenditures for 2002 include $2.0 million for fleet purchases, $1.9 million for bottles, and $1.5 million for coolers. Based on our existing operations, we expect that our capital expenditures will total approximately $8.8 million in 2002.

     Net cash used by financing activities was $4.1 million for the nine months ended September 30, 2002 compared to $4.4 million provided by financing activities for the same period in 2001. The increase in cash used by financing activities is due primarily to $9.6_million of repayments to the senior credit facility in 2002, partially offset by $3.7 million advanced for working capital purposes from our parent during 2002.

     We believe that existing cash balances, cash generated from operations and available borrowings under our existing senior credit facility will be sufficient to finance our working capital and capital expenditure requirements for at least the next twelve months. However, if we elect to pursue acquisition opportunities or expand our existing operations more rapidly than we anticipate, our cash needs may significantly increase. In that case, we may require additional financing within that period. Any additional financing may not be available on satisfactory terms, if at all.

     As of September 30, 2002, our total debt was $112.2 million, compared to $117.4 million as of December 31, 2001. Our total debt primarily consists of our 11.5% senior subordinated notes due 2007 and our senior credit facility, both of which are guaranteed by our subsidiaries. Our senior subordinated notes had $81.1 million principal amount outstanding as of September 30, 2002, including $6.5 million of notes held by our parent.

     Our $32.5 million multi-currency senior credit facility consists of a $15 million operating line which is renewable annually by April 30th, an $8.5 million acquisition facility that matures on April 30, 2006 and a $9 million term loan that matures on October 31, 2005. The term loan facility was used by us to repurchase certain of our outstanding senior subordinated notes and was reduced to $9 million from $12 million on October 31, 2002. Our payment obligations under the senior credit facility are secured by a first priority security interest over substantially all of the assets of us and our subsidiaries. As of September 30, 2002, we had approximately $6.3 million in direct borrowings and $2.6 million in letters of credit outstanding under the operating line facility, $7.7 million outstanding under the acquisition facility and $8.9 million outstanding under the term loan. In addition, we had $1.5 million in borrowings outstanding under other credit facilities secured by the letters of credit outstanding under our senior credit facility. The acquisition facility will be reduced by $1.5 million on April 30, 2003 and by varying amounts annually through April 30, 2006. The term loan is required to be reduced by $3.0 million on October 31, 2002, and by varying amounts annually to October 31, 2005.

     At September 30, 2002, we had $6.1 million available to borrow under the operating line facility and $0.8 million available under the acquisition loan facility. Amounts outstanding under the senior credit facility bear interest at specified rates based on the Canadian prime rate, U.S. prime rate, U.S. base rate, Sterling LIBOR and U.S. LIBOR.

         The agreements governing the senior credit facility require us and our subsidiaries to maintain certain financial ratios based on our consolidated EBITDA and the agreements governing the senior credit facility and the senior subordinated notes provide for restrictions on paying dividends and certain other payments, merging, selling assets, making investments and capital expenditures and incurring additional debt.

     In addition to our senior credit facility, senior subordinated notes and other credit facilities, we had capital lease and other debt obligations of $3.4 million as of September 30, 2002 and $4.3 million as of December 31, 2001.

     On May 15, 2002, our parent, Sparkling Spring Water Holdings Limited, filed a registration statement on Form F-1 with the Securities and Exchange Commission with respect to a proposed initial public offering of its common shares. In connection with the proposed initial public offering, our parent entered into a commitment letter with several banks providing for the replacement of our $32.5 million senior credit facility and other senior bank debt with a new senior credit facility in an amount of up to $75.0 million. The new senior credit facility was contingent upon, among other things, our parent completing its initial public offering and customary due diligence. On September 6, 2002, due to the substantial deterioration in the equity markets, Sparkling Spring Water Holdings announced that the anticipated initial public offering had been cancelled.

EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

     We transact business in currencies other than the U.S. dollar, but report in U.S. dollars. In 2001, approximately 47% of our revenue was generated in Canadian dollars, 33% in British pounds sterling, and 20% in U.S. dollars. Accordingly, movements in foreign currency exchange rates can affect our results.

     As a result of our foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on our income statement. Translation risk is the risk that our consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies in which we do business against the U.S. dollar. Transaction risk is the risk that currency fluctuations may impact the local currency value of transactions executed in currencies other than the local currency.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. We adopted the new rules as of January 1, 2002. As a result, we no longer amortize goodwill. Amortization of goodwill for the nine months ended September 30, 2001 was $991,000. The Company has evaluated the provisions of the new rules related to impairment testing and has confirmed that as of December 31, 2001 such tests do not result in any material effect on its results of operations or financial position.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are required to adopt SFAS No. 143 as of January 1, 2003. The adoption of this Statement is not expected to have a material impact on our financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This new Statement also supercedes certain aspects of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", with regard to reporting the effects of a disposal of a segment of a business. The new rule requires operating losses from discontinued operations to be reported in future periods, as incurred. In addition, businesses below the operating segment level may qualify for discontinued operations treatment. We adopted the provisions of the Statement as of January 1, 2002. Adoption of the Statement will primarily affect us if and when qualifying future business dispositions occur.

     In April 2002, the FASB issued SFAS No. 145 which rescinded SFAS No. 4, "Reporting Gains and Losses from the Extinguishment of Debt". Under SFAS No. 4, all gains and losses from the extinguishment of debt, net of the related income tax effect, were required to be classified as an extraordinary item. With the elimination of SFAS No. 4, gains and losses from the extinguishment of debt are included in net income or loss before extraordinary items, unless the gains or losses meet the specific criteria for treatment as an extraordinary item. The provisions of the Statement will be adopted as of January 1, 2003.

CERTAIN CRITICAL ACCOUNTING POLICIES

     In December 2001, the SEC issued a financial reporting release, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." In this connection, the following information has been provided about certain critical accounting policies that are important to the consolidated financial statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

     Our allowance for doubtful accounts related to accounts receivables is primarily based upon historical experience, as well as management's judgment as to the economic and business environment and its effect on the collectibility of accounts receivable. In determining the allowance, management evaluates both internal credit metrics and historical write-off and recovery rates. To the extent historical experience is not indicative of future performance, or other assumptions used by management do not prevail, losses could differ significantly, resulting in either higher or lower allowances, as applicable, and thus our reported net income.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Report contains forward-looking statements, including statements regarding, among other items, expectations as to: our future capital requirements, including funding those requirements; our future earnings and other operating results; and other discussions of future plans, strategies, objectives, expectations, intentions and other matters that involve predictions of future events. Other statements contained in this Report are forward-looking statements and may not be based on historical fact, such as statements containing the words "believes," "may," "will," "estimates," "continue," "anticipates," "intends," "plans," "expects" and words of similar import.

     These forward-looking statements are subject to risks, uncertainties and assumptions. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those projected in forward-looking statements, including our completing more acquisitions than expected, increased capital requirements and lower than expected future earnings. You should not unduly rely on these forward-looking statements, which are based on our current expectations, and you should review the "Risk Factors" identified in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 2002.

     We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.


Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Exchange Rate Exposure and Risk Management

Part II Other Information

Item 1. Legal Proceedings

Nothing to Report

Item 2. Changes in Securities and Use of Proceeds

Nothing to Report

Item 3. Defaults Upon Senior Securities

Nothing to Report

Item 4. Submission of Matters to a Vote of Security Holders

Not Applicable

Item 5. Other Information

On November 12, 2002, Sparkling Spring Water Holdings Limited, the Company's parent, announced that it had entered into a definitive agreement for the sale of all of its outstanding stock to Groupe Danone. The sale, which is subject to customary conditions, is expected to close shortly after receipt of regulatory approvals.

Item 6. Exhibits and Reports on Form 6-K

Report on Form 6-K dated August 16, 2002 covering press release dated August 15, 2002 announcing Second Quarter Revenue, EBITDA and Net Income.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Sparkling Spring Water Group Limited


                                 By:   /s/ Robin Chakrabarti
                                    -----------------------------------
                                    Name:  Robin Chakrabarti
                                    Title: Vice President and Treasurer